Mail Stop 0510

      April 4, 2005

Via U.S. mail and facsimile

Mr. Jeffry B. Johnson
Treasurer and Chief Financial Officer
Scott`s Liquid Gold-Inc.
4880 Havana Street
Denver, Colorado 80239

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-13458

Dear Mr. Johnson:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Financial Statements

Note 1.  Summary of Significant Accounting Policies

2. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and general and administrative expenses line items.
Please
tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling or general and administrative expenses.

(g). Property, Plant and Equipment, page 29

3. Please separately disclose the range of useful lives for each category presented in Note 3. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 5.  Income Taxes, page 33

4. In light of your history of losses, please help us understand how
you determined a full valuation allowance was not necessary for your
deferred tax assets as of December 31, 2004.  Refer to paragraphs
23
to 25 of SFAS 109. In doing so, please provide us with your analysis separately for each tax jurisdiction.

Note 8.  Segment Information, page 36

5. Please disclose what identifiable assets are included in Corporate assets as of each balance sheet date. See paragraph 32 of SFAS
131.

Note 11.  Transactions with Related Parties, page 38

6. You state that Montagne Jeunesse waived the minimum sales requirements for 2003 and 2004. You also state that there is the ability to terminate the distributorship agreement upon three months` notice for not meeting certain minimum sales. Given that approximately 44% of your net sales for the year ended December 31,
2004 were for the sale of their products, please disclose the minimum sales requirements per the distributorship agreement and address whether you believe you will be able to meet these requirements. Please also discuss the expected impact on your future results of operations if you do not expect to meet the minimum sales requirements.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 942-7769 or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief
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Mr. Jeffry B. Johnson
April 4, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE